February 16, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Larry Spirgel

Kathleen Collins

Alexandra Barone

Rebekah Lindsey

Re: Tusimple (Cayman) Limited

Draft Registration Statement on Form S-1

Submitted December 23, 2020

CIK No. 0001823593

Ladies and Gentlemen:

On behalf of Tusimple (Cayman) Limited (the “Company”), which will redomesticate as “TuSimple Holdings Inc.,” a Delaware corporation, prior to the public filing of the above-referenced Draft Registration Statement, we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 19, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted December 23, 2020 (the “Company’s Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Company’s Draft Registration Statement (“Amended Draft Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Amended Draft Registration Statement.

Securities and Exchange Commission

February 16, 2021

Draft Registration Statement on Form S-1 Confidentially Submitted on December 23, 2020

Capitalization, page 69

1.	Please explain to us your basis for assuming the exercise of Series E and E2 preferred warrants in your pro forma as adjusted capitalization information.

RESPONSE TO COMMENT 1:The Company advises the Staff that the warrants terminate upon the completion of the initial public offering. As a result, the Company expects to have received notices of exercise from the holders of the warrants prior to effectiveness of the Registration Statement. If notices of exercise are not received from the holders of the warrants, the Company will update its disclosure accordingly.

Dilution, page 71

2.

Please revise to separate the increase in pro forma net tangible book value (deficit) per share attributable to the pro forma adjustments separately from the increase due to new investors in this offering.

RESPONSE TO COMMENT 2: In response to the Staff’s comment, the Company has revised its disclosure on page 71 of the Amended Draft Registration Statement.

Internal Control over Financial Reporting, page 85

3.

Please revise to clarify what remediation efforts have been completed and what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs you have, or expect to be, incurred.

RESPONSE TO COMMENT 3: In response to the Staff’s comment, the Company has revised its disclosure on page 86 of the Amended Draft Registration Statement.

Business, page 113

4.

You disclose that the company holds a number of patents. Please discuss whether the company holds any patents in China and include a risk factor discussing any risks associated with protecting intellectual property in China. Additionally, please disclose the duration of all of the company’s patents in accordance with Item 101 of Regulation S-K.

Securities and Exchange Commission

February 16, 2021

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company has revised its disclosure on page 116 and added a risk factor on page 47 of the Amended Draft Registration Statement.

Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Cash, Cash Equivalents, and Restricted Cash, page F-9

5.	Please provide us with a breakdown of the types and amounts of cash items included in cash and cash equivalents at December 31, 2019 and 2020.

RESPONSE TO COMMENT 5: The Company acknowledges the Staff’s comment and will add a breakdown of types and amounts of cash items included in cash and cash equivalents at December 31, 2019 and 2020 in a subsequent filing or submission when the Company’s audited financial statements for the year ended December 31, 2020 are included. At December 31, 2019, the Company’s cash and cash equivalents consisted of approximately $6.2 million in bank deposits and approximately $57.4 million in certificate of deposit and money market funds.

Note 9. Redeemable Convertible Preferred Shares, Shareholders’ Deficit and Equity Incentive Plan, page F-21

6.

Please provide us with a breakdown of all stock options and restricted stock awards granted during 2020 or after and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

RESPONSE TO COMMENT 6:

Background

As described beginning on page 83 of the Draft Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s ordinary shares to assist the board of directors (“Board”) in its determination of a share’s fair value for purposes of granting share-based awards. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth beginning on page 83 of the Draft Registration Statement, the status of the Company’s progress towards commercialization of its technology for autonomous trucks, its growth and progress towards an initial public offering (“IPO”) and the most recent valuation report prepared by a third-party valuation specialist (“Valuation Reports”). The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

Securities and Exchange Commission

February 16, 2021

The valuations of the Company’s ordinary shares from the independent third-party valuation reports on a minority, non-marketable interest basis were as follows:

Report Date	Valuation Date (As of Date)	Share Value
October 24, 2019	September 1, 2019	$0.46
November 18, 2020	September 30, 2020	$4.13
January 21, 2021	December 31, 2020	$8.58

The Company has granted the following share-based awards since January 1, 2020:

Options

Grant Date	Fair Value of Shares	Shares Subject to Options
3/4/2020	$2.18	2,125,000
5/28/2020	$2.97	1,041,331
8/6/2020	$3.62	1,307,876
11/12/2020	$6.21	151,962
12/24/2020	$8.24	3,425,803

RSUs

Grant Date	Fair Value of Shares	RSUs
3/29/2020	$2.41	11,704
12/24/2020	$8.24	1,100,000

Share value awards (SVAs)

Grant Date	Fair Value of Shares	SVAs
5/28/2020	$2.97	3,629,796
12/24/2020	$8.24	163,549

Securities and Exchange Commission

February 16, 2021

Restricted shares

Grant Date	FV of Shares	Restricted Shares
8/6/2020	$3.62	1,899,680

On February 4, 2021, the Company granted options to purchase 365,968 ordinary shares and 75,360 restricted share units. The Company has not yet determined grant date fair value of these grants for financial reporting purposes. The Company currently does not have plans to grant any additional share-based awards prior to its proposed initial public offering.

For financial reporting purposes, the Company assessed the fair value of its ordinary shares for purposes of measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computing share-based compensation by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant, where applicable. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its ordinary shares because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

In determining the fair value of the Company’s ordinary shares, the Valuation Reports estimate the enterprise value of the Company using the market approach precedent transaction method (“Backsolve Method”). This approach “backsolves” to a value of the Company based on the Company’s shares sold in a recent, arm’s length priced equity round of financing.

After determining enterprise value, the Valuation Reports utilized either the option pricing method (“OPM”) or a combination of the OPM and the probability-weighted expected return method (“PWERM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the enterprise value of the Company. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach enterprise value calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an IPO, as well as the probability of remaining a private company. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

After the enterprise value is determined and allocated to the various classes of share capital, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of the Company’s ordinary shares. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell this stock and any such sale would involve significant transaction costs thereby reducing overall fair market value. In determining a DLOM, consideration was given to uncertainties around future exits, the industry in which the Company participates, the time to value realization, and the stage of development of the Company.

Securities and Exchange Commission

February 16, 2021

The following are the key considerations in determining the value of the Company’s ordinary shares at each valuation date.

September 1, 2019 Valuation

Enterprise value was determined using the Backsolve Method with the resulting equity value allocated using an OPM. The Valuation Report took into account the issuance of Series D-1 redeemable convertible preferred shares from December 2018 through August 2019. The Company applied a DLOM of 22.5%, which reflected the Company’s growth stage of development, estimated time to liquidity event, high estimated volatility related to earnings, and lack of near-term expected distributions. The resulting fair value of each ordinary share was $0.46.

September 30, 2020 Valuation

During this period, the COVID-19 pandemic and resulting responses, including the resumption of qualitative easing by central banks, caused significant increases in volatility and expansion of valuation multiples amongst the Company’s peer companies. Additionally, the Company experienced robust growth in its business activities, including the size of its workforce and autonomous truck fleet and the number of deployed nodes on its Autonomous Freight Network (“AFN”).

The value of the Company’s ordinary shares was determined using a hybrid method utilizing a combination of the OPM and PWERM, given the Company’s consideration of an IPO at the valuation date. Under the OPM, enterprise value was determined using the Backsolve Method taking into account the Company’s Series E redeemable convertible preferred shares financing expected to take place in December 2020. Under the PWERM, enterprise value was determined for a possible IPO using the estimated exit enterprise value based on management’s discussion with investment bankers using all available information as of the valuation date. The value of the Company’s ordinary shares was determined by weighting the OPM at 85% and the PWERM at 15%. The Company applied a DLOM of 20% for the OPM and 12% for the PWERM. The resulting fair value of the ordinary shares was $4.13.

December 31, 2020 Valuation

The Company continued to experience growth in its business activities while market conditions remained similar with continued high levels of volatility and expanded valuation multiples amongst the Company’s peer companies. The Company also began to close a financing in which it sold Series E redeemable convertible preferred shares (the “Series E Financing”) and filed a draft registration statement with the SEC in contemplation of an IPO. The value of the Company’s ordinary shares was determined using a hybrid method utilizing a combination of the OPM and PWERM. Under the OPM, enterprise value was determined using the Backsolve Method taking into account the Company’s Series E Financing. Under the PWERM, enterprise value was determined for a possible IPO using the estimated exit enterprise value based on management’s discussion with investment bankers using all available information as of the valuation date. The value of the Company’s ordinary shares was determined by weighting the OPM at 50% and the PWERM at 50%. The Company applied a DLOM of 20% for the OPM and 9% for the PWERM. The resulting fair value of the ordinary shares was $8.58.

Securities and Exchange Commission

February 16, 2021

The Company concluded that the estimated fair values of its ordinary shares were reasonable as the valuations have shown growth over the period, commensurate with the overall growth of the Company’s business in 2020, while still reflecting the fact that the Company is still in a pre-commercial stage and has yet to generate more than nominal revenues. In addition, the Company believes that the subordinate rights and preferences of the ordinary shares to the redeemable convertible preferred shares in a “stay private” scenario appropriately result in a discount on the ordinary shares.

The Company will advise the Staff of its proposed IPO price range when it has been determined.

Note 11. Net Loss Per Share Attributable to Ordinary Shareholders, page F-27

7.

Please tell us how you determined that the exchange and subsequent sale of a founder’s Series A preferred shares for ordinary shares resulted in a deemed dividend. Provide the specific accounting guidance considered and tell us how you considered the guidance in ASC 718-20-35-7 in accounting for this exchange. In your response, explain to us the reason for this transaction and tell us Ren Zhenguo’s relationship to the company both before and after the transaction.

RESPONSE TO COMMENT 7: The Company advises the Staff that while considered an original co-founder of the Company, Ren Zhenguo is solely an investor in the Company and is not, nor has he ever been, an employee. In a subsequent filing of the Registration Statement, the Company will update its disclosure to reflect that Mr. Zhenguo is not an employee. The shares held, and exchanged, by Ren Zhenguo were acquired in an investment transaction rather than for the provision of services to the Company. Therefore, the Company believes that the share-based compensation model of ASC 718 is not applicable. While little guidance exists over the exchange of ordinary shares, the Company referenced the guidance related to the exchange of preferred shares in ASC 260-10-S99-2. Under that guidance, when equity-classified shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the shares and (2) the carrying amount of the shares are subtracted from (or added to) net income to arrive at income available to ordinary shareholders in the calculation of earnings per share.

The reason for the transaction was to allow Ren Zhenguo to monetize a portion of his early investment. Since additional preferred shareholders were created in conjunction with the transaction, and there were no proceeds received by the Company, there was a transfer of value from the ordinary shareholders to the preferred shareholders as the new preferred shares have rights and preferences that are senior to those of ordinary shares. The Series A-2 preferred shares issued were recorded at fair value, which was determined to equal the purchase price paid by SUN Dream, Inc., with a corresponding entry recorded to accumulated deficit.

Securities and Exchange Commission

February 16, 2021

Note 12 Variable Interest Entities, page F-28

8.

We note that in September 2020 you obtained 100% of the equity interests in each of your variable interest entities. Please explain to us the facts and circumstances that lead to the dissolution of your VIE structure including any changes in PRC regulations that may have prompted this change.

RESPONSE TO COMMENT 8: The Company believes that for its business there are no restrictions on foreign investment under the applicable laws of the PRC that currently make a VIE structure necessary or advisable for the Company or its shareholders. The dissolution was not prompted by a change in PRC regulations or other applicable law. After determining the structure to be unnecessary in light of its business, the Company and its shareholders elected to dissolve the VIE structure to directly hold the interests in the PRC subsidiaries instead of consolidation through contractual arrangements.

General

9.

Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

RESPONSE TO COMMENT 9: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all such written communications.

10.

We note that you are planning on including executive compensation disclosure in a manner permitted for foreign private issuers. However, your disclosure throughout your filing does not discuss your status as a foreign private issuer. Please revise throughout to identify the company as a foreign private issuer and highlight the basis for your determination. In addition, please revise to discuss the risks to your U.S. investors stemming from your classification as a foreign private issuer.

RESPONSE TO COMMENT 10: As reflected in the Amended Draft Registration Statement, the Company intends to file a notice of deregistration with the Cayman Islands Registrar of Company, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware pursuant to which the Company will be domesticated and continue as a Delaware corporation named TuSimple Holdings Inc. The Company expects to complete this transaction prior to the completion of the initial public offering. Given its domestication, the Company will not qualify as a foreign private issuer and the Amended Draft Registration Statement has been revised to include executive compensation and other relevant disclosures that would be required for an issuer incorporated in the United States.

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Securities and Exchange Commission

February 16, 2021

Please contact the undersigned at (650) 463-5335 or jvetter@gunder.com if you have any questions with respect to this response or the Amended Draft Registration Statement.

Very truly yours,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter, Esq.

cc:	Cheng Lu
Patrick Dillon
James Mullen, Esq.
Tusimple (Cayman) Limited

Zhen Liu, Esq.
Richard Chang, Esq.
Colin Conklin, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Richard Truesdell, Esq.
Stephen Byeff, Esq.
Davis Polk & Wardwell, LLP

Jean Stadwiser
KPMG LLP